OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

TrustaBit LLC

26895 Aliso Creek Rd #1007
Suite B
Aliso Viejo, CA 92656

www.trustabit.io



10000 units of Membership Unit and TAB Tokens

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of Membership Units ($107,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,000 shares of Membership Units ($10,000)

Company	TrustaBit LLC
Corporate Address	26896 Aliso Creek Rd Suite B-1007 Aliso Viejo, CA 92656
Description of Business	TrustaBit plans to use blockchain technology to issue compensation to passengers quickly, easily and securely when their flights are delayed.
Type of Security Offered	Membership Unit and TAB tokens
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$250

Perks*

For every $1 invested, the Offering includes 10 TAB Tokens. In addition, the following bonuses will apply.

TAB Token Discount Rate:

$400+ — If you invest $400-$999, you will receive a 5% Token Bonus.

$1,000+ — If you invest $1,000-$4,999, you will receive a 10% Token Bonus.

$5,000+ — If you invest $5,000-$9,999, you will receive a 20% Token Bonus.

$10,000+ — If you invest $10,000 or more you will receive a 35% Token Bonus.

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

TAB Tokens

Description: Whenever there is a flight delay, the travelers on that flight will be automatically receiving TAB tokens. For every 45 minute delay the traveler will be issued a set amount of TAB's. Looking forward, the next time you experience a delayed flight, you can be assured that your TAB tokens are getting credited to your account. You can cash in your tokens at the airline for free flights and upgrades at a discount. Or you trade your tokens with other customers if you want cash directly. This way people who lack a few tokens for their next free flight can easily buy additional tokens from other customers. The TAB tokens will be issued on the ERC20 blockchain.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

The TAB protocol is currently in pre-production phase and we are currently building out the back end infrastructure. Once this phase is complete we expect to perform beta testing with our community. Then ultimately rolling out the production version of the TAB protocol.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** Hyperledger Fabric
- **Expected Network Launch date:** 2018
- **Total amount of Tokens authorized for creation:** 1,000,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 0
- **Will they be listed on Exchanges:** Tokens intended to be tradable on registered ATS exchanges upon launch of the services.
  - **if so, which:** TBD

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** Upon discretion of the board
- **Redemption Rights:** None
- **Other:** N/A

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of

future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Membership Units and the Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Trustabit LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Membership Units at $1 / unit, you will receive 10 bonus units, meaning you'll own 110 shares for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Imagine if your flight is delayed and you could automatically receive compensation. TrustaBit uses blockchain technology to automatically issue vouchers to passengers quickly, easily and securely when their flight is delayed.

Why TrustaBit?
You may now be asking yourself "What's in it for the airlines?" Because TrustaBit works directly with airline partners, we are able to provide the maximum benefit for all parties involved.

There are three main reasons why an airline company could want to use our services

The first is cost reduction.

Our system could minimize the number of calls related to issuing and redeeming flight vouchers. This could greatly reduce the call center running costs associated with the claim filing process.

The second is compliance.

Under European law, regulation [EU 261](#) states that passengers must be compensated for delays exceeding 2 hours.

The third reason is customer loyalty.

Keeping high value passengers loyal is big business. [27% of airline revenue](#) is from business class customers alone! Our solution will appeal to passengers who are likely to choose an airline based on reputation and brand experience rather than cost or schedule. For example, [millennials are the most frequent travelers of any generation](#). They took 7.4 business trips last year and are more likely to spend extra on flight upgrades and perks. Furthermore, a happy customer is more likely to share their experience and refer business.

TrustaBit's mission is to change the way we travel through blockchain technology. Once we establish ourselves in the airline industry, our plan is to also add hospitality and ride share companies onto the same blockchain. This will allow one voucher to be used with multiple vendors, so the consumer is not limited to one point of sale. It's a win-win situation!

The TAB protocol is currently under development and we have completed the front web facing portion which can be accessed here www.app.trustabit.io. We expect the remaining development work of blockchain integration and user authentication to be completed by August 2018.

Sales, Supply Chain, & Customer Base

Currently, TrustaBit has no sales of the TAB protocol as it is currently under

development. We are a technology services company and do not have a traditional supply chain. Our customer base for the TAB protocol is expected to be tier 1 and tier 2 US airline carriers and later tier 1 European airlines.

Competition

Our major competitors are AirHelp, RefundMe, Fizzy, Etherisc and ClaimCompass. We believe they are essentially the same version of each other and they do not solve the true lingering problem of automatic compensation and decreased brand loyalty. Eventually we believe that they will cannibalize each other in the market and have a low likelihood of scaling to any level of significance.

Liabilities and Litigation

TrustaBit does not have any legal liabilities nor is involved in any litigation.

The team

Officers and directors

Saritta Hines	Founder/CEO and Managing Member
Blair White	Co-Founder and CSO

Saritta Hines
Holding over 13 years of experience in data analytics, Saritta Hines is a trusted leader at bridging strategic business initiatives with expert IT implementation. Saritta has successfully spearheaded projects in the tech world for industry leaders including Cymer, Allergan, Bank of Montreal, Novartis and Dow Agrosciences. Her expertise brings technical innovation and business teams together to transform the customer experience. Saritta is at the forefront of improving operational efficiency and testing new use cases through the use of blockchain technology. As the head of TrustaBit, Saritta has established a key utility for businesses to streamline the delivery of products and services to customers through blockchain technology. 2013- 2015 Clinical Programmer at Allergan 2015-2016 Clinical Programmer at INC Research 2016-Present Platform Lead at Cymer (primary job) 2018- Present CEO at TrustaBit - part time 25 hours a week

Blair White
Blair is an exceptional corporate salesperson who has been in the top 10% of sales professionals with Apple and Verizon. She currently manages the business sales teams at two Verizon locations. While at Apple, Blair closed one of the largest sales in retail history. She has the unique ability to help stores meet/exceed their quotas by implementing processes and insuring that teams perform to the best of their ability. 2012-Present Verizon Sales Manager (primary job) 2018 - Present TrustaBit CSO - part time 25 hours a week

Number of Employees: 11

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our" or"Company) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's membership units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **This is a brand-new company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the TAB protocol is a good idea, that the Company will be able to secure the intellectual property rights to the TAB protocol and that the company will secure the exclusive marketing and manufacture rights to the TAB protocol from the IP, that we will be able to successfully market, manufacture and sell the TAB protocol, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations** We estimate that we will require at least $2 million to commence commercial production of the TAB protocol. We believe that we will be able to finance the commercial production of the TAB protocol through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Transfer Rights** Any membership unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the membership unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the membership unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **Our financial review includes a going concern note** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No

assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time

- **Any valuation at this stage is pure speculation** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest

- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and the TAB protocol has priced the services at a level that allows the company to make a profit and still attract business.

- **Blockchain Technology** Legacy insurance policies may not provide necessary protection for a business that keeps or maintains bitcoin or other blockchain assets. Others may include electronic data or new digital currency exclusions that insurance companies may attempt to apply to such assets. And like any valuable asset, TAB token and blockchain assets can be damaged, destroyed or stolen. While blockchain technology provides transaction security, it does not provide account/wallet security. The distributed database and the cryptographically sealed ledger prevents any corruption of data. However, value stored in any account is still susceptible for account takeover.

- **Cryptocurrency** Cryptocurrencies are to be considered a highly volatile and speculative assets. Investors wanting to buy them should invest only what they can afford to lose.

- **Regulation** Cryptocurrency as a whole is not fully regulated at the moment and causes great risk for traders who let the exchanges keep custody of their cryptocurrency. There is a current lack of oversight and auditing which means that exchange operators could potentially keep your funds and claim they got hacked by someone. Another potential risk, because of the lack of regulation, is that government entities could seize the exchange if need be. If the exchange is locked down, so are your funds if you let the exchange keep custody of them. The SEC has advised investors to exercise extreme caution when investing with digital assets and there are no State or Federal level regulators can do to help the victims of scams.

- **Flight Delay Payments** In the European Union, they has established EU 261 which states that passengers must be compensated for flight delays. This law states that passengers can demand a cash payout. Our system is currently set to offer mileage and vouchers to the passengers when their flights are delayed.

- **Airlines** Some airline companies do not want to incur the high costs of compensating everyone and could possibly not implement our solution without future incentives. Further if we are unable to gain access to ticket holder data via their database, our smart contracts will be unable to verify the claim. We will be unable to validate whether the person filing the claim is the owner of the ticket.

- **Industry** There are currently three companies in the same industry who are implementing a solution similar to ours. They have the advantage of being first

to market. If they choose to implement blockchain technology within their solution, it could possibly be a detriment to our solution. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of airline customers.

- **Pre-Prototype** Our TAB protocol is currently in a pre-prototype MVP stage. We have built the front web facing end of our solution and are currently working on building out the backend and blockchain connections.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Saritta Hines, 60.0% ownership, Membership Units
- Blair White, 40.0% ownership, Membership Units

Classes of securities

- Membership Units: 6,900,000

  #### Voting Rights

  The holders of interests of the Company's ownership are not entitled to vote, except as otherwise permitted by the Operating Agreement or required by law.

  #### Distribution Rights

  Subject to preferences that may be granted to any then outstanding preferred membership status, holders of interests of ownership are entitled to receive ratably such distributions as may be declared by the Managing members out of funds legally available therefore as well as any distribution to the interest holders. The payment of distributions on the membership units will be a business decision to be made by the Managing members from time based upon the results of our operations and our financial condition and any other factors that our Managing members consider relevant. Payment of distributions on the Membership Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a distribution and does not intend to pay distributions in the foreseeable future.

  #### Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of membership units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred membership units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's membership units are subject to and may be adversely affected by, the rights of the holders of units of any series of our Preferred Units and any additional classes of preferred units that we may designate in the future.

K-1

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of membership units, you will have limited ability, if any at all, to influence our policies or any other business matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional Membership units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a membership unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising membership unit options, or by conversion of certain instruments.

If we decide to issue more units, an Investor could experience value dilution, with each membership unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per membership unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each membership unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each membership unit, ownership percentage, voting control, and earnings per membership unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-05-14.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until Q1 2019. Based on our forecast, with the liquidity of the anticipated full raise amount ($107,000), we anticipate that we can operate the business for 12 months without revenue generation. In this scenario, anticipated major expenditures includes R&D towards commercialization, marketing, and personnel hiring.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2019, 2020, 2021 and 2022 revenue of $(21,014), $1,050,600, $7,449,606 and $35,872,297, respectively, and believes the company will generate positive net income beginning in 2020. Total Operating Expenses forecast for 2019, 2020, 2021 and 2022 are 1,419,600, 2,156,060, 2,400,196 and 2,834,896 respectively.

Our projected growth rate is based on the assumption that a tier 1 airline is worth $1 million to $3 million in revenue and we aim to have 3 airlines on board in the next 18 months. Then further expansion to 15 airlines in 24 months.

Market shift, regulation changes surrounding blockchain technology and adoption setback within the airline industry are potential challenges that could possibly impact our ability to reach those milestones.

During 2019 we plan to integrate and launch our TAB protocol with 3 US tier 1 airlines and during 2020 we plan to integrate and launch our TAB protocol with 6 additional US tier 1 airlines.

Liquidity and Capital Resources

Liquidity

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

In order to quickly take our TAB protocol to the market, funds are critical to the process of enhancing our technological, and particularly our market, barrier of entry to potential competitors. We intend to manage operations in a conservative manner and only commence capital outlays commensurate with our ability to raise capital.

Capital Resources

From time to time the Company may receive offers of financing from institutional investors. The Company will be taking steps to have capital available on attractive terms as we execute our business plan. The total intended funds to be raised is approximately $2,000,000. To date, the shareholders have funded some of the Company's operations. We plan to explore upfront funding from our potential customers as a payment model.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$6,900,000.00

We are estimating that a tier 1 airline is worth $1 million to $3 million in revenue and we aim to have 3 airlines on board in the next 18 months. Then further expansion to 15 airlines in 24 months. Based on this, we have assigned a pre-money value of $6.9 million.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6420
Net Proceeds	$9400	$100,580
Use of Net Proceeds:		
R& D & Production	$3760	$7000
Marketing	$1640	$40663
Working Capital	$2000	$10000
Administration	$0	$37917
Legal	$2000	$5000
Total Use of Net Proceeds	$9400	$100,580

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $2 million that we project we will need in 2018 and 2019 to build on our successful marketing efforts of the past year. Specifically, we intend to use the proceeds on the following:

R&D and Production: Software developers, contracted companies, industry consultants

Marketing: Advertising, promotions, sales, and strategic partnerships to extend the brand and product/service offerings, as well as to potentially create awareness towards generating additional or other sources of funding.

Administration: Accounting, human resources, and general administrative costs.

Legal: Corporate attorney, law firms, and legal consultants

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.trustabit.io/annual labeled "annual report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TrustaBit LLC

[See attached]

TRUSTABIT LLC

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
May 14, 2018

TRUSTABIT LLC
Index to Financial Statement
(unaudited)

TRUSTABIT LLC
BALANCE SHEET
AS OF May 14, 2018
(unaudited)

	2018
ASSETS	
Current Assets	
Checking/Savings	$ 3,252
Accounts Receivable, net	-
Inventory	-
Prepaid Expenses	-
Other Assets	-
Total Current Assets	3,252
Total Fixed Assets, net	-
Other Assets	-
TOTAL ASSETS	**3,252**
LIABILITIES & EQUITY	
Current Liabilities	
Accounts Payable	-
Accrued Expenses	-
Taxes Payable	-
Total Current Liabilities	-
Long Term Liabilities	
Long term debt	-
Total Long Term Liabilities	-
Total Liabilities	-
Equity	
Capital Stock/Member's Equity	29,852
Member Draws	-
Retained Earnings/(Deficit)	(26,600)
Total Equity	3,252
TOTAL LIABILITIES & EQUITY	**$ 3,252**

NOTE 1 – NATURE OF OPERATIONS

TRUSTABIT LLC was formed on January 29, 2018 ("Inception") in the State of DELAWARE. The balance sheet of TrustaBit (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in ALISO VIEJO, CA.

TRUSTABIT LLC is a software solution that allows airlines to automatically issue travel vouchers or miles to their high value passengers. For example, as soon as a flight is canceled, delayed or overbooked, TrustaBit will initiate automatic compensation to the passenger, according to the defined business rules. The best part is that this blockchain process is automated, so the passenger does not have to go through the laborious process of sending off tickets and filling in lengthy forms to claim a voucher. The TAB protocol will allow the airline company to add other partners onto the same blockchain, such as hotels, ride share companies and tour operators. So that one voucher can be redeemed via smart phone with multiple vendors, creating a win-win situation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: Regulation Risks Cryptocurrency as a whole is not fully regulated at the moment and causes great risk for traders who let the exchanges keep custody of their cryptocurrency. There is a current lack of oversight and auditing which means that exchange operators could potentially keep your funds and claim they got hacked by someone.

Another potential risk, because of the lack of regulation, is that government entities could seize the exchange if need be. If the exchange is locked down, so are your funds if you let the exchange keep custody of them.

The SEC has advised investors to exercise extreme caution when investing with digital assets and there are no State or Federal level regulators can do to help the victims of scams. Airline adoption risks - Some airline companies do not want to incur the high costs of compensating everyone and could possibly not implement our solution without future incentives. Further if we are unable to gain access to ticket holder data via their database, our smart contracts will be unable to verify the claim. We will be unable to validate whether the person filing the claim is the owner of the ticket. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of the TAB protocol directly to the customer when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company is taxed as a S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not

expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' UNIT
LLC Units
The Company has authorized the issuance of 6,900,000 of membership units. The membership units are broken out into a series of designations as more fully described below.

Founders Membership Units
The Company has authorized 5,000,000 membership units and all issued shares were outstanding as of 2018.

Employee Option Pool
The Company has authorized 1,500,000 membership units and all issued shares were outstanding as of 2018.

Board and Advisors
The Company has authorized 400,000 membership units and all issued shares were outstanding as of 2018.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after May 14, 2018 through May 30, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

I, Saritta Hines, the CEO of TrustaBit, hereby certify that the financial statements of TrustaBit and notes thereto for the periods ending 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

"TrustaBit was not in existence for the previous tax year."

IN WITNESS THEREOF, this CEO's Financial Statement Certification has been executed as of the May 21, 2018.

_Saritta Hines_____ (Signature)

_CEO_____ (Title)

_5/21/18_____ (Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine | What's New | Discover Investments | Edit My Campaign | Launch an ICO NEW | Blake A.

TrustaBit is pending **StartEngine Approval.**


TrustaBit

PLAY VIDEO

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Investors

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Raised of $10K - $107K goal

TrustaBit

Mobilizing the Traveling Consumer

Small OPO · Aliso Viejo, CA · Business to Business · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Mobilizing the Traveling Consumer

Invest in TrustaBit

We've all been there. You are on your way to the airport - or maybe you've already arrived - and you learn that your flight has been delayed or even worse, canceled! The last thing you want to do is call an airline customer service line, hold for hours, then wait months for a flight credit. You feel frustrated, helpless and defeated. Why isn't there a way to instantly receive a voucher that will allow you to continue your trip with ease?

Enter, TrustaBit.

TrustaBit plans to use blockchain technology to automatically issue vouchers to passengers when their flights are delayed, overbooked or canceled. Our goal is to mobilize the traveling consumer.

The experience of traveling is often ruined by the hassle associated with recouping losses caused by weather delays, mechanical repairs or air traffic. This can leave passengers feeling frustrated and disillusioned with airlines – they feel like they have no control. Our mission is to alleviate and eventually, eliminate, this frustration.

Currently and to the best of our knowledge, when flights are canceled or delayed, there is no seamless way for passengers to receive compensation. Airlines are at risk of losing valuable customers due to variables that are out of anyone's control.




TrustaBit


DEPARTURES
Trustabit

Currently and to the best of our knowledge, when flights are canceled or delayed, there is no seamless way for passengers to receive compensation. Airlines are at risk of losing valuable customers due to variables that are out of anyone's control.

That's where TrustaBit steps in.

We plan to work directly with the airlines, so that the burden is removed from the traveler. No more frustrating phone calls or waiting for a voucher to be mailed out. This creates happy customers and, ultimately, may increase brand loyalty.



According to Douglas Quinby, Phocuswright Conference, Florida, November 9, 2017, the travel industry is a $1.2 Trillion industry.

Our goal is to onboard one tier 1 US airline by Q3 2019.

You may now be asking yourself "What's in it for the airlines?" **Because TrustaBit plans to work directly with airline partners, we believe we will be able to provide the maximum benefit for all parties involved.**

Development Stage

We are currently in the seed phase. **A prototype of the web application is complete. The blockchain network and token are currently pre-prototype.** The TAB protocol is currently in a pre-prototype MVP stage. This Offering is intended to help complete blockchain implementation.

Why Airlines Choose TrustaBit







Cost Reduction

Our system has the potential to minimize the number of calls related to issuing and redeeming flight vouchers. This should reduce the call center running costs associated with the claim filing process, allowing agents to focus on escalations.

Compliance

Under European law, regulation EU 261 states that passengers must be compensated for delays exceeding 2 hours. **Our future protocol could automate compliance in relevant markets making the process seamless.**

Customer Loyalty

Millennials are the most frequent travelers of any generation. They took an average of 7.4 business trips last year and are more likely to spend extra on flight upgrades and perks. **Our proposed solution will likely appeal to millennial passengers, who are likely to choose an airline based on reputation and brand experience rather than cost or flight schedule.** Additionally, 97% of millennials will share their experience on social media, which can act as free advertising for a brand.

"Airline customer loyalty is driven by service, not price."

The Offering

Investment: Membership Units & TAB Tokens

$1/Membership Unit | When you invest you are betting the company's future equity value will exceed $7M.

Perks
TAB Tokens
The Offering includes 10 TAB Tokens, for every $1 invested. In addition, the following bonuses will apply.

$400+ — If you invest $400-$999, you will receive a 5% Token Bonus.
$1,000+ — If you invest $1,000-$4,999, you will receive a 10% Token Bonus.
$5,000+ — If you invest $5,000-$9,999, you will receive a 20% Token Bonus.
$10,000+ — If you invest $10,000 or more you will receive a 35% Token Bonus.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.*

TAB Tokens

Description: After we launch our protocol, whenever there is a flight delay, the travelers on that flight would be automatically receiving TAB tokens. For every 45 minute delay the traveler would be issued a set amount of TAB's. Looking forward, the next time you experienced a delayed flight, our future blockchain would assure that your TAB tokens are getting credited to your account.

The TAB tokens could one day allow you to cash in your tokens at the airline for free flights and upgrades at a discount. Or you possibly could trade your tokens with other customers if you wanted to cash out directly. This way people who lacked a few tokens for their next free flight could easily buy additional tokens from other customers.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

The TAB protocol is currently in pre-production phase and we are currently building out the back end infrastructure. Once this phase is complete we expect to perform beta testing with our community. Then ultimately rolling out the production version of the TAB protocol.

See the Offering Summary for more details related to the terms of the Tokens.

How TrustaBit Will Work


Travelers flight is cancelled.
Trustabit's Smart Contracts are initiated on the blockchain.
Brand loyalty acheived!
User receives eVoucher and other marketing material via email.

The Stats


TrustaBit

According to the International Air Transport Association, on average, over 8 million people fly each day and 68% percent of passengers will remain loyal to an airline program that offers the most rewards. These high value passengers are of optimum importance to airlines and the travel industry as a whole.

Furthermore, according to Brian Pearce, IATA, 27% of airline revenue comes from business class customers alone. **Airlines invest significant time and money attracting and catering to high-value passengers**. TrustaBit could help maintain these loyal passengers, allowing customer service agents to focus their time and attention on other pressing matters.








Who We Are

Saritta Hines, CEO and Founder of TrustaBit, has over 10 years experience as a platform architect. This specialized expertise allows her to bring technical innovation and business teams together to transform the customer experience. Saritta, along with Co-Founder, Blair White, have assembled a dedicated team of engineers, developers, and advisors whose business acumen and technical expertise will help propel the company forward.





A Letter From Our CEO

Dear Prospective Investors,

We started TrustaBit with one goal in mind – to mobilize the traveling consumer. Everyone loves to travel, but when things don't go as planned, the recovery process can be long and arduous. Our mission is to solve this critical flaw within the airline industry and offer a global solution.

Our team of developers, engineers and marketing professionals are dedicated and working tirelessly to make our product available to you. We speak about TrustaBit often and on nearly every occasion, the responses are overwhelming. People often report having experienced flight delays or cancellations, with no compensation. Those that did receive compensation had to wait weeks or even months. Travelers all over the world are frustrated and feel defeated.

We plan to eliminate this situation and we invite you to be our partner on the journey. As an investor in TrustaBit, you will be at the forefront of an innovation the airline industry has never seen and critically needs.

We want to redirect the future of the industry, giving freedom and control back to you, the traveler. Let's change the way we travel, through technology.

Sincerely,

Saritta Hines CEO, TrustaBit

Key Issues

- There's no easy way to claim a voucher after a flight has been canceled or delayed.
- Complaints about airline service were up 70% in April 2017 from the previous year.
- Negative customer experience devalues brand perception.







Our Solution

When TrustaBit is implemented, users can be compensated immediately based on set business criteria. The voucher will be sent to the customer's mobile device or email address when flights are delayed or canceled, eliminating the need to contact the airline call centers or complete a claim. We believe this will increase brand loyalty and secure future referrals.

TrustaBit can restore the travelers' emotional connection to an airline.







Features

Trust

Customers gain restored trust that your brand will solve issues quickly, easily and securely.

Smart Contracts

Smart contracts are self-executing contracts with the terms of the agreement between buyer and seller being directly written into lines of code. The implementation of these smart contracts could reduce the costs associated with call center operations.

Secure

TrustaBit intends to use Hyperledger Fabric, a private blockchain, which offers a shared, immutable digital ledger. This provides one secure source of truth that cannot be altered.

How We're Different

Unlike other companies in the market, TrustaBit works directly with airlines to provide an integrated solution, rather than facilitating a "back and forth" conversation. Current passenger rights companies function as agents, charging 25% of the total compensation owed to the customer, just to process their claims. This process is still done manually, which leaves room for human error and further delays. **We plan to use blockchain technology to automate the compensation process and Hyperledger Fabric to provide a secured, shared ledger that is updated and validated in real time.**



We plan to work directly with the airlines, while keeping customer satisfaction a top priority -- that's the TrustaBit difference.

How Your Company Can Benefit From TrustaBit


TrustaBit

- Automatically issue vouchers to customers, using smart contracts and blockchain technology.
- Increase brand perception and loyalty with consumers.
- Reduce customer service direct and indirect costs.
- Lower churn rate while increasing revenue.
- Generate custom emails based on consumer behavior through marketing automation.

Moving Forward

TrustaBit's mission is to change the way we travel through technology. **Once we establish ourselves in the airline industry, we can also add hotel and rideshare companies onto the same blockchain.** This will allow one voucher to be used with multiple vendors, so the consumer is not limited to one point of sale. It's a win-win situation!



Market Traction and Business Model


TrustaBit
BLOCKCHAIN
FOR
DELAYED
FLIGHTS
WWW.TRUSTABIT.IO
TrustaBit
BLOCKCHAIN
FOR
DELAYED
FLIGHTS

TrustaBit has already gained traction in the market by joining the International Air Transport Association (IATA) Strategic Partnership Program. IATA is the trade association for the world's airlines, representing some 280 airlines or 83% of total air traffic. IATA helps formulate industry policy on critical aviation issues. This partnership, TrustaBit will be able to present the TAB protocol to key airline decision makers within IATA's expansive network and forge deeper connections within the industry as part of an exclusive group of non-airline partners.

Our business model is straightforward. We charge an $8 transaction fee for the first 50,000 vouchers issued on our platform and a $5 transaction fee for each subsequent voucher.

Funds raised through crowdfunding will be used for product development and marketing.

Invest in TrustaBit Today!

We've all experienced the frustration of a delayed or cancelled flight -- why should we let this experience continue to negatively impact our travel experience? The answer is, we absolutely should not. **TrustaBit was created to solve this critical global issue within the airline industry and we invite you to join us in making our solution a reality.**

We are in the seed phase of investing and need your support. A prototype of the web application is complete and your investment will enable us to complete the blockchain implementation. We have 11 team members


TrustaBit

complete the blockchain implementation. We have 11 team members, who are working tirelessly to launch our product onto the market. Production would be expedited if this amazing team had the ability to focus on TrustaBit full-time and your support will help make this a possibility.





Our Company Launches!

Idea creation, global airline voucher market research, whitepaper creation, registration of legal entity, technical feasibility assessment.

July 2017

January 2018

Team creation, Security audit

Formation of Strategic Partnerships

Launch TAB protocol web application MVP, Security Token offering

May 2018

May 2018

Launched on StartEngine

Now YOU can own a part of our company!

Brand Awareness Initiatives

Case Studies and Use cases - Anticipated

August 2018

November 2018

International Marketing Campaigns

Product market fit evaluation, add highly specialized sales team. - Anticipated

Add 3 airline vendor accounts

Anticipated

May 2019

September 2019

Add 3 additional airline vendor accounts

Anticipated

Launch TAB protocol mobile app

Anticipated

November 2019

In the Press



SHOW MORE

Meet Our Team

  







Saritta Hines
Founder/CEO and Managing Member

Holding over 13 years of experience in data analytics, Saritta Hines is a trusted leader at bridging strategic business initiatives with expert IT implementation. Saritta has successfully spearheaded projects in the tech world for industry leaders including Cymer, Allergan, Bank of Montreal, Novartis and Dow Agrosciences. Her expertise brings technical innovation and business teams together to transform the customer experience. Saritta is at the forefront of improving operational efficiency and testing new use cases through the use of blockchain technology. As the head of TrustaBit, Saritta has established a key utility for businesses to streamline the delivery of products and services to customers through blockchain technology. 2013- 2015 Clinical Programmer at Allergan 2015-2016 Clinical Programmer at INC Research 2016-Present Platform Lead at Cymer (primary job) 2018- Present CEO at TrustaBit -part time 25 hours a week



Blair White
Co-Founder and CSO

Blair is an exceptional corporate salesperson who has been in the top 10% of sales professionals with Apple and Verizon. She currently manages the business sales teams at two Verizon locations. While at Apple, Blair closed one of the largest sales in retail history. She has the unique ability to help stores meet/exceed their quotas by implementing processes and insuring that teams perform to the best of their ability. 2012-Present Verizon Sales Manager (primary job) 2018 - Present TrustaBit CSO - part time 25 hours a week



Kelvin Ndereba
Lead Developer

Kelvin, our lead blockchain developer, has developed several Dapps, Desktop Applications, websites, and smart contracts in Ethereum. Kelvin also has expertise in working with NodeJs, SQL, web3js, IoT, MongoDb, Meteorjs and Expressjs. He also has extensive experience in ICOs, ERC20 tokens, e-commerce, cryptocurrencies, and FinTech. He has written several white papers, research papers, blog articles , and press releases for fintech startups and cryptos.





Sheletha Drew
Senior Corporate Tax Analyst

Sheletha specializes in U.S. domestic income taxation and has served large U.S. corporate taxpayers in various industries including Banking, Manufacturing, Casino Gaming to name a few. Her experience entails federal and state income tax compliance for U.S. corporate and pass-thru entities. She is a blockchain technology enthusiast and is passionate about helping entrepreneurs in the technology sector meet their U.S. income tax reporting requirements.





Bismaya Nayak
Program Delivery Head

Bismaya has experience implementing project plans while adhering to pre-set budgets and deadlines. He has a demonstrated ability to carry out the offshore delivery management for technical deliverables of large programs. Bismaya also understands the clients' needs / enhancements, customization, software-related issues while simultaneously providing solutions in adherence to delivery schedules.





Hakar Sulaiman
Creative Design Engineer

With 13 years of experience as a creative design engineer, Hakar will be responsible for creating visual concepts that communicate ideas that inspire, inform and captivate our customers.





Casey Gardiner
Advisor and Co-Founder at DigiWallet

As a founding member of DigiWallet, Casey brings more than 20 years of programming experience with a number of computer programming languages (C/C++/C#, PHP with mySQL, HTML, CSS, LUA, Java, Ruby (on rails), and Python.





Nelson Petracek
Advisor and CTO of TIBCO Software

As CTO of TIBCO Software, Nelson Petracek has nearly 20 years of experience. A strong technology



Susan Oh
Advisor and Chair of AI, Blockchain For Impact (BFI) United Nations General Assembly

Blockchain AI Industry lead for Trane AI. Founder & CEO, MKR AI. Governing member, Blockchain For Impact, UN



Mahroze Baloch
Legal Advisor

Mahroze is an accomplished, solution-oriented, and diligent corporate attorney and business partner with over eight (8) years of diversified experience leading



Drs. Hans Koning TIIM
Business Strategy Advisor

I consider myself to be an internationally experienced and focused adviser, entrepreneur, informal investor, C- level manager, Board member and prolific

evangelist, Nelson specializes in messaging, microservices, hybrid integration, event-driven architectures, and event processing, bridging the gap between business and IT. Nelson works with his customers to identify and define the appropriate use of various technologies and architectures. Prior to TIBCO, Nelson acted as a senior director within Informatica Corporation's Enterprise Technologies group and has held consulting roles with a number of companies across various verticals – delivering solutions for the next stage of digital business. Specialties: Hybrid integration, microservices, Fast Data, SOA, ESB, Complex Event Processing (CEP), streaming analytics, messaging, and related technologies.



member, Blockchain For Impact, UN General Assembly. 2011 AAJA Knight-Poynter Fellow; 2011 AAJA Ford Foundation Fellow. Nominee for 2010 EDDY award by Edible Communities publications, the 2011 James Beard Foundation Publication of the Year. Part of the Newsweek International team awarded the 1997 Overseas Press Club Ed Cunningham Award for best reporting from abroad for coverage of the handover of Hong Kong to Chinese rule. Led a team to create two winning submissions to the 2006 Media Innovation Awards (MIAs) by Marketing Magazine (Canada) for a top Canadian entertainment conglomerate, for national transmedia campaigns (Molson Canadian, 20th Century Fox).



and managing junior associates, paralegals, outside counsel and support staff. He has extensive experience drafting and negotiating a wide variety of general and complex commercial contracts, licensing agreements, mergers & acquisitions transactions, and asset purchase agreements. Mahroze effectively interacts with senior management and executives to identify and resolve strategic direction on corporate initiatives including financing, information technology, and production. Mahroze has proved to be instrumental in directing compliance with state and federal regulations. He also has strong communication skills and is adept at working independently and collaboratively to build productive relationships across all organizational segments.



internet reader. Live by the principle: "Even if you fall on your face, you're still moving forward" (Victor Kiam). I have an international career, which allowed me to work in telecom, FMCG, banking, insurance, leisure & hospitality and non-profit in Europe, Australia, Asia and America. Apart from telecom, I have an interest and in depth knowledge of digital health, Smart City and Living, EdTech, FinTech, Blockchain and emerging technologies. I love anything disruptive and innovative, but especially things that are "odd" or potentially throw me out of my comfort zone. Having worked as an innovator, strategist, visionary, management and strategic advisor, business developer or simply managing a company, in all corners of the world, I considers myself to be comfortable with any and all challenges thrown at me.



Offering Summary

Maximum 107,000* shares of Membership Units ($107,000)

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,000 shares of Membership Units ($10,000)

Company	TrustaBit LLC
Corporate Address	26896 Aliso Creek Rd Suite B-1007 Aliso Viejo, CA 92656
Description of Business	TrustaBit plans to use blockchain technology to issue compensation to passengers quickly, easily and securely when their flights are delayed.
Type of Security Offered	Membership Unit and TAB tokens
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$250

Perks*

For every $1 invested, the Offering includes 10 TAB Tokens. In addition, the following bonuses will apply.

TAB Token Discount Rate:

$400+ — If you invest $400-$999, you will receive a 5% Token Bonus.

$1,000+ — If you invest $1,000-$4,999, you will receive a 10% Token Bonus.

$5,000+ — If you invest $5,000-$9,999, you will receive a 20% Token Bonus.

$10,000+ — If you invest $10,000 or more you will receive a 35% Token Bonus.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

TAB Tokens

Description: Whenever there is a flight delay, the travelers on that flight will be automatically receiving TAB tokens. For every 45 minute delay the traveler will be issued a set amount of TAB's. Looking forward, the next time you experience a delayed flight, you can be assured that your TAB tokens are getting credited to your account. You can cash in your tokens at the airline for free flights and upgrades at a discount. Or you trade your tokens with other customers if you want cash directly. This way people who lack a few tokens for their next free flight can easily buy additional tokens from other customers. The TAB tokens will be issued on the ERC20 blockchain.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

The TAB protocol is currently in pre-production phase and we are currently building out the back end infrastructure. Once this phase is complete we expect to perform beta testing with our community. Then ultimately rolling out the production version of the TAB protocol.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** Hyperledger Fabric
- **Expected Network Launch date:** 2018
- **Total amount of Tokens authorized for creation:** 1,000,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 0

- **Will they be listed on Exchanges:** Tokens intended to be tradable on registered ATS exchanges upon launch of the services.
  - **if so, which:** TBD

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** Upon discretion of the board
- **Redemption Rights:** None
- **Other:** N/A

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Membership Units and the Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Trustabit LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Membership Units at $1 / unit, you will receive 10 bonus units, meaning you'll own 110 shares for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

This is Mike. Mike is a frequent flyer who's been bumped off his flight. For his trouble, the airline is giving him a $300 voucher.

Here's the problem:

Mike has to call the airline to even get the voucher.

He waits on hold.

He waits for the voucher to arrive.

He waits, and waits, and waits and…now he's even more frustrated than before.

Now meet Kara. Kara is flying with an airline that uses Trustabit. When her flight is canceled, she receives an immediate notification saying that an e-voucher has been sent to an online account for use at any time. No wait, no hold, no problem.

Airlines spend tons of money each year paying out vouchers, only to leave customers more frustrated with the process of claiming them. Trustabit uses blockchain technology to make things right with customers quickly, easily, and securely. That means the money your airline spends on vouchers is truly making your customers happier!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT

OF

TRUSTABIT LLC

THIS OPERATING AGREEMENT (the "Agreement") is made as of March 1, 2018 by the undersigned members.

WITNESSETH:

WHEREAS, the parties hereto desire to form **TRUSTABIT LLC** (the "Company") as a Delaware limited liability company pursuant to and in accordance with the provisions of the Delaware Limited Liability Company Act (the "Act"); and

WHEREAS, the parties hereto desire to enter into this Agreement in order to govern the affairs of the Company and set forth their rights, obligations, and understandings with respect to the Company.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

FORMATION

1.1   **Formation**. The Members hereby form the Company as a limited liability company under the provisions of the Act. The Managing Member shall take all action required by law to perfect and maintain the Company as a limited liability company under the Act and under the laws of all other jurisdictions in which the Company may elect to conduct business, including but not limited to the filing of the Certificate of Formation (as hereinafter defined) with the State of California Division of Corporations (the "Division"), and registration of the Company as a foreign limited liability company in any jurisdiction which may be necessary for the Company to conduct its business. The Managing Member shall also promptly register the Company under any applicable assumed or fictitious name statutes or similar laws.

1.2   **Name**. The name of the Company shall be TrustaBit LLC.

1.3   **Principal Place of Business; Office**. The Company's principal place of business shall be at such place in the United States as the Managing Member shall designate from time to time. The Company has authorized its Manager to develop a principal business office in the State of California and any other place in the United States determined by the Managing Member. The Managing Member shall notify the other Members of any change of the principal place of business. The registered agent for service of process and the registered office shall be that Person and location reflected in the Certificate as filed in the office of the Delaware Secretary of State.

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1.4 **Purposes**. The purposes of the Company shall be to establish a blockchain for delayed flights using blockchain technology with smart contracts to issue vouchers automatically to passengers when their flights are delayed or activity which may be related to that purpose, as such business activities may be determined by the Managing Member from time to time. The Company shall have the power to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of such purposes, and for the protection and benefit of its business.

1.5 **Term**. The term of the Company shall commence on the filing of the Certificate of Formation with the Office of the Secretary of State of Delaware pursuant to the Act and shall continue until the occurrence of an event hereinafter set forth which causes the termination of the Company.

ARTICLE II

DEFINITIONS

2.1 **Certain Definitions**. The following terms have the definitions hereinafter indicated whenever used in this Agreement or attached Exhibits with initial capital letters:

"*Act*" means the Limited Liability Company Act of the State of Delaware, as the same may be amended from time to time.

"***Affiliate***" means, with respect to any Person, any other Person who controls, is controlled by or is under common control with such Person.

"***Agreement***" means this Operating Agreement and the Exhibits attached hereto, as it may be amended and in effect from time to time.

"***Capital Account***" means the account maintained by the Company for each Member described in Section 4.7 herein.

"***Capital Contribution***" means any contribution by a Member to the capital of the Company pursuant to this Agreement.

"***Certificate***" means the Certificate of Formation of the Company as filed with the Secretary of State of Delaware, as it shall be amended from time to time.

"***Code***" means the Internal Revenue Code of 1986 (or any corresponding provision of succeeding law), as amended from time to time.

"***Company***" means the Limited Liability Company referred to herein as TrustaBit LLC, as specified in Section 1.2.

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"*Company Assets*" means, at any particular time, any assets or real or personal property, tangible or intangible, held or owned by the Company.

"*Economic Interest*" means having a financial benefit in the Company.

"*Fiscal Year*" means the calendar year or such twelve (12) month period designated by the Managing Member.

"*GAAP*" means generally accepted accounting principles in the United States as in effect from time to time.

"*Majority Approval*" means the affirmative vote or consent of Members owning fifty-one percent (51%) of the total Percentage of Membership Interest.

"*Managing Member*" means Saritta Hines, as managing member, and any substitute or additional Members who may be admitted as a Managing Member of the Company pursuant to this Agreement.

"*Members*" means the individuals identified in Exhibit A hereto, as amended from time to time to reflect any other Person admitted as a Member, Substitute Member or New Member subsequent to the date of this Agreement pursuant to its terms.

"*Membership Interest*" or "*Interest*" means, as to any Member, such Member's Percentage of Membership Interest, right to distributions under Article V herein, and any other rights, and all obligations which such Member has in the Company.

"*Net Distributable Cash*" means, with respect to any Company accounting year, the taxable income for federal income tax purposes shown on the books of the Company, **increased by:** (i) the amount of depreciation and amortization deductions taken in computing such taxable income; (ii) any non-taxable income or receipts of the Company (excluding Capital Contributions and the proceeds of any loans to the extent used to finance capital improvements and/or replacements); and (iii) any other funds (including amounts previously set aside as reserves by the Managing Member, where and to the extent the Managing Member no longer regards such reserves to be reasonably necessary to the efficient conduct of the Company's business) deemed available for distribution by the Manager, **reduced by:** (x) payments of principal of any loans or other obligations of the Company for borrowed money, excluding loans made by Members; (y) payment of interest and amortization due on any loan made to the Company by any Member; and (z) to the establishment of cash reserves determined by the Managing Member to be necessary or appropriate, including without limitation, reserves necessary for the operation of the Company's business, taxes and contingencies.

"*Non-Managing Member*" means any other Member, who may be admitted as a Non-Managing Member of the Company pursuant to the terms of this Agreement.

"*Notices*" has the meaning as specified in Article XIII.

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"*Percentage of Membership Interest*" means, as to any Member, the percentage of the Company shown opposite the name of such Member on Exhibit "A" attached hereto, as the same may be adjusted from time to time in accordance with this Agreement.

"*Person*" means any individual, limited liability company, corporation, partnership, joint venture, trust or other entity.

"*Prime Rate*" means the rate of interest per annum publicly announced from time to time by the U.S. Federal Reserve or any successor financial institution) as its corporate base rate, it being understood that such announced rate may not necessarily reflect the lowest rate of interest actually charged by such financial institution to any particular class or category of customers.

"*Substituted Member*" means that Person or Persons admitted to the Company as an additional or substitute Member(s), in accordance with Article VIII of this Agreement. A Substituted Member, upon his/her admission as such, shall succeed to the rights, privileges, and liabilities of his/her predecessor in interest as a Member.

"*Transfer*" means any direct or indirect sale, assignment, gift, hypothecation, pledge or other disposition, whether voluntary or by operation of law, by sale of stock or partnership interests, or otherwise, of an Interest or of any entity which directly or indirectly through one or more intermediaries holds an Interest.

ARTICLE III

MANAGEMENT

3.1   Management by the Managing Member.

(A)   The management of the Company shall be vested in the Managing Member(s). The Managing Member shall have the power and authority on behalf and in the name of the Company to carry out the purposes of the Company to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary or advisable in connection therewith and to take any and all actions not inconsistent with the limitations contained in this Agreement necessary to hold and operate the real property assets of the Company in accordance with this Agreement and the laws of Delaware.

(B)   Subject to and limited by the provisions of this Agreement, the Managing Member (i) shall have the authority, discretion, obligation, and responsibility to manage and control the affairs of the Company to the best of his/her ability; (ii) shall use his/her reasonable efforts to carry out the business of the Company; and (iii) shall oversee the day-to-day affairs of the Company and shall make all decisions and devote such time and attention as the Managing Member deems necessary to the conduct the management of the business and affairs of the Company.

(C)   If at any time there is more than one Managing Member, any difference arising as to

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any matter within the authority of the Managing Member shall be decided by majority approval of the Membership Interest. In the event that any Managing Member shall fail to respond within ten (10) days to a request for such approval, such Managing Member shall conclusively be deemed to have acquiesced to the proposed action.

(D) Managing Member has the authority to set up an Advisory Board. Advisory Board Members proposed by the Managing Member to the Advisory Board must obtain a majority approval by the Membership Interest.

3.2 **Authority to Bind the Company**. Except as otherwise provided by this Agreement, the Managing Member hereby is given joint power and authority to execute instruments on behalf of the Company and to otherwise bind the Company. Unless authorized by the Managing Member, no other person shall have the power or authority to execute instruments on behalf of the Company and to otherwise bind the Company in any way, to pledge its credit or to render it liable pecuniary for any purpose. No person, firm or corporation dealing with the Company shall be required to investigate the authority of a Managing Member or to secure the approval of or confirmation by other Members of any act of the Managing Member in connection with the business or affairs of the Company.

3.3 **Reimbursement for Costs and Expenses**. The Managing Member shall be fully and entirely reimbursed by the Company for any and all direct and indirect costs and expenses incurred by the Managing Member on behalf of the Company in connection with the performance of his/her duties hereunder, including without limitation, amounts payable by the Managing Member for office, accounting, bookkeeping, and other services, materials, facilities, and professional and legal services rendered or furnished to the Company.

3.4 **Compensation**.

(A) In general, the Company may determine and pay a salary to each Manager or Member as the Manager deems appropriate in relationship to the value provided by the efforts so compensated. The Manager is also authorized to enter into agreements with incoming Members and third-party investors that restrict or place limits on Manager and Member compensation.

(B) Manager shall have the unfettered discretion to enter into agreements with Members that would bind the Company to pay commission compensation to Members for sales to customers or accounts brought to Company exclusively and directly by any Member or affiliated third party. Any Members who are the beneficiaries of such terms hereby acknowledge the following in consideration and as a condition of accepting their commission rights: (1) the Member is receiving commission as an independent contractor and is not an employee of Company; (2) the Member agrees to defend, protect, indemnify and hold Company harmless for any loss, claim, damage or liability or injury suffered by Company in relation to the sales transactions for which Member receives a commission; and (3) the Member does, as a condition to receiving any commission, waive and release any and all claims against Company, including but not limited to waiving any indemnity rights, related to the sales transactions.

(C) Manager shall have the reasonable discretion to consult with one or more Members

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regarding the sales, marketing and distribution of the Company's products. However, the ultimate decisions shall remain with the Manager and no Member shall be involved in any capacity that would reduce the limitations of liability reasonably enjoyed by such Member in its/his/her capacity as a non-manager Member.

(D) Should any member cease to be a Member of the Company for any reason, engage in direct competition with Company or commit a material breach of this Agreement, the commission rights provided shall immediately terminate with Company having no further obligation or liability to such Member in any respect relating to commissions for sales.

(E) Managing Member shall provide certain individuals compensation in the form of a coin offering at the Managing Member's discretion for the use and benefit of Company in order to provide incentives for individuals to provide services to Company whether it be in an independent contractual role, employment role or an advisory role.

3.5 **Parties Employed**. Subject to the approval of the Managing Member, the Company may contract for services to be performed for the Company by Members or Affiliates of any Member. In the case of employment of a Member or of Affiliates of a Member, the compensation to be paid by the Company to such Member or Affiliates shall be not greater than the compensation generally paid to third parties for comparable services in comparable locations and may be either crypto currency or fiat currency as determined by the Managing Member.

3.6 **Liability for Acts and Omissions**.

(A) A Managing Member's duty of care in the discharge of the Managing Member's duties to the Company and its Members is limited to refraining from engaging in grossly negligent conduct, intentional misconduct, or a knowing violation of the law. In discharging the duties of a Managing Member, the Managing Member shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements by other Managing Member, Members, agents or other persons as to matters the Managing Member reasonably believes are within such person's professional or expert competence, including without limitation to information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

(B) Members shall not be liable, responsible, or accountable in damages or otherwise to the Company or any of the other Members for any act or omission performed or omitted in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority granted by this Agreement and in the best interests of the Company, but shall be so liable, responsible or accountable for fraud, gross negligence, intentional misconduct or any breach of fiduciary duty with respect to such acts or omissions.

3.7 **Indemnification**. Any Person made, or threatened to be made, a party to any action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such Person is or was (i) a Member, or (ii) an employee, officer, director, shareholder or partner of a Member, or (iii) such other persons (including employees of the Company) as the Managing

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Member may designate from time to time, in its sole and absolute discretion (collectively, the "Indemnified Persons"), shall be indemnified by the Company for any losses or damage sustained with respect to such action or proceeding, and the Company shall advance such Indemnified Person's reasonable related expenses to the fullest extent permitted by law. The Company shall have the power to purchase and maintain insurance on behalf of the Indemnified Persons against any liability asserted against or incurred by them. The duty of the Company to indemnify the Indemnified Persons under this Section shall not extend to actions or omissions of any Indemnified Persons which are grossly negligent or which involve fraud, misrepresentation, bad faith, or other willful misconduct by such Indemnified Person or which are in material breach or violation by such Indemnified Person of this Company and the Members, in each case as determined by a court of competent jurisdiction. No Indemnified Person shall be liable to the Company or any other Member for actions taken in good faith. The duty of the Company to indemnify the Indemnified Persons under this Section shall be limited to the assets of the Company, and no recourse shall be available against any Member for satisfaction of such indemnification obligations of the Company.

3.8 **Officer Appointment**. The Manager may, but shall not be required to, appoint such officers of the Company as the Manager determines as being necessary or desirable to carry out the day-to-day operations and management of the Company. Any such officer shall serve at the pleasure of the Manager. Any number of offices may be held by the same person.

3.9 **Major Decisions**. All decisions regarding the Company shall be decided by the Managing Member in his/her sole authority.

3.10 **Shares of the Company**. The membership interests in the Company shall be divided into equal proportional units herein referred to as "Shares." Pursuant to Section 18-702(c) of the Act, the Company is authorized to issue and deliver a certificate or certificates to any Member of the Company evidencing such Member's Shares.

3.10.1 Form of Certificates. The Share certificates of the Company, if the Manager decides to issue the same, shall be numbered and shall be entered in the books to (include books of account and a register of Shares) of the Company as they are issued. They shall certify the Member's name and the number of Shares held, and shall be signed by the Managing Member and may, but need not, be sealed with the Company's seal.

3.10.2 Fractional Shares. The Company may issue fractions of a Share.

3.11 **Voting**. Except as otherwise provided or permitted by this Agreement, Members shall in all cases, in their capacity as Members or Managers of the Company, act collectively by majority vote based on non-cumulative voting. Except as otherwise provided or permitted by this Agreement, no Member acting individually, in his/her capacity as a Member of the Company, shall have any power or authority to sign for, bind or act on behalf of the Company in any way, to pledge the Company's credit, or to render the Company liable for any purpose.

3.11.1 Quorum. Members holding at least 51% of the Shares in the Company represented in person, by telephonic participation, or by proxy, shall constitute a quorum at any

meeting of Members. In the absence of a quorum at any such meeting, a majority of the Members so represented may adjourn the meeting from time to time for a period not to exceed sixty days without further notice. Members constituting a majority of the membership interests may act by written resolution without a meeting, so long as seasonal notice is provided to the entire membership.

3.11.2 <u>Voting</u>. If a quorum is present, non-cumulative voting shall occur with a majority vote of the Membership Interest so represented shall be the act of the Members, unless the vote of a lesser proportion or number is otherwise required by the Act, by the Certificate or by this Agreement.

ARTICLE IV

CAPITAL CONTRIBUTIONS, MEMBER LOANS AND CAPITAL ACCOUNTS

4.1 **Capital Contributions**. The Members, their addresses, Capital Contributions, and Percentage of Membership Interest are set forth in <u>Exhibit "A"</u> attached hereto. Except as set forth in <u>Exhibit "A"</u> or in this <u>Article IV</u>, or as may otherwise be required by law, no Member shall have any obligation to make any additional Capital Contributions to the Company. Except as provided herein, no Member shall be entitled to demand or receive interest on his/her Capital Contributions to the Company.

4.2 **Limitation of Liability**. Except as expressly provided in this Agreement, no Member (in their capacity as a Member) shall be personally liable for losses, debts, costs, expenses, liabilities or obligations of the Company in excess of: (i) such Member's Capital Contributions required under this <u>Article IV</u>; (ii) such Member's share of any undistributed assets of the Company; and (iii) (only if and to the extent at any time required by applicable law) any amounts previously distributed to such Member by the Company. The foregoing shall not affect any liability which a Member may incur if such Member undertakes additional obligations to the Company, to the Members or to third parties in a capacity other than as a Member

4.3 **Additional Capital Contributions**.

(A) In the event that at any time the Manager determines that funds in excess of (i) Capital Contributions made by the Members, (ii) available loan proceeds from lending institutions, (iii) loans from Members, and (iv) other receipts of the Company, are required to pay all or any part of the operating costs, obligations, liabilities or expenditures of the Company, to capitalize upon a valuable business opportunity, or to pay all or any part of the interest and principal due under any loan made to or for the benefit of the Company, then Manager shall make such determination. The Manager shall decide whether the Company is best served by seeking third party or Member loans or making a capital call to the Members.

(B) If the Manager determines that a capital call is appropriate to address the need for capital, the Manager shall notify each Member that it/he/she shall contribute to the capital of the Company their proportionate share of such required additional funds if the Member wishes to

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avoid dilution. Each Member's share of such required additional funds shall be in accordance with and pro rata in proportion to such Member's Percentage of Membership Interest in the Company.

(C) (i) Should any Member fail to make any additional capital contribution within fifteen (15) days after request therefor has been given by the Company, any other Member or Members may, but are not required to, make an additional capital contribution to the Company to cover the amount equivalent to the non-contributing member share of the requested capital (an "Advance").

(ii) In the event a Member or Members makes an Advance, such monies shall be repaid to the advancing Member, together with interest thereon at the Prime Rate plus three percent (3%) per annum, from the amount of any payment otherwise available to be made to the non-contributing Member from Net Distributable Cash or from any other distribution which would otherwise be made to the non-contributing Member under the provisions of this Agreement, until all such amounts so advanced, with interest thereon at the rate set forth above, shall have been repaid in full.

4.4 Loans and Advances.

(A) In the event at any time the Manager makes a determination as set forth in Section 4.3(A) above that the need for capital is best served by pursuing third party financing, then the Managing Member, acting for and on behalf of and in the name of the Company, may cause the Company to borrow such required additional funds, at then prevailing interest rates, from commercial banks, savings and loan associations, and/or other lending institutions.

(B) In the event at any time the Manager makes a determination as set forth in Section 4.3(A) above that the need for capital is best served by pursuing Member loans, all Members shall be offered the opportunity to make a loan to the Company in proportion to their membership interest percentage (based on the size of loan requested). Should any Member not be willing and able to provide its/his/her proportionate share of the required loan funds, the Member(s) who is/are willing and able may cover the shortfall. The Manager shall determine, in his/her discretion, what terms and preferential repayment rights shall be extended to lending Members. In the event the Manager is seeking Member loans after an attempt to secure third party financing has failed, the Manager shall have discretion to offer such terms as are requested by a proposed lending Member, including without limitation a split characterization of loan and equity treatment that would increase the membership interest percentage of the lending Member and proportionally dilute the non-lending Members.

4.5 Member Intent. With respect to Sections 4.3 and 4.4 hereof, the Members acknowledge and agree as follows:

(A) To the extent that the Company must raise required additional funds for any reason, it is the Members' intent that the decision on how to secure such funds, including the terms of financing from Member and third-party loans, shall be made in the discretion of the Manager.

(B) The interest rate of the Prime Rate plus three percent (3%) is a commercially reasonable

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rate of interest for all purposes of this Article IV.

(C) Interest on any Advance shall be compounded annually.

(D) The provisions of this Article IV are not intended to be for the benefit of any creditor or other person (other than the Members in their capacity as such) to whom any debts, liabilities or obligations are owed by (or who otherwise has a claim against) the Company or the Members, and no such creditor or other person shall obtain any rights under any of such provisions or shall by reason of any such provisions make any claim in respect to any debt, liability or obligation (or otherwise) against the Company or the Members.

4.6 No Increase of Percentage of Membership Interest. Except as specifically provided in this Agreement, no loan or loans made by any Member to the Company shall increase or decrease any such Member's Percentage of Membership Interest.

4.7 Capital Accounts. If the Managing Member determines it necessary, the Company shall establish and maintain a separate Capital Account for each Member in accordance with Exhibit "B" attached hereto and incorporated herein by reference.

4.8 Withdrawal of Capital. Except as specifically provided in this Agreement or required by law, (i) no Member shall be entitled to withdraw or reduce their Capital Contributions to the Company until the termination of the Company; (ii) no Member shall be entitled to demand and receive any distribution or property other than cash from the Company in return for such Member's Capital Contribution, regardless of the nature of such Member's Capital Contribution; and (iii) any return of Capital Contributions or Capital Accounts to the Members shall be solely from the Company Assets, and no Member shall be personally liable for any such return.

ARTICLE V

ALLOCATIONS AND DISTRIBUTIONS

5.1 Allocations of Profits and Losses. The allocation of profits and losses of the Company to the Members shall be made in accordance with the provisions of Exhibit "B" attached hereto, or in such other fashion as is proposed by the Manager.

5.2 Distributions.

(A) Net Distributable Cash. The Net Distributable Cash of the Company shall be distributed to the Members from time to time at such times as the Managing Member shall determine. It is contemplated that distributions will be made if the Managing Member deems such distributions to be prudent and feasible. At such time, the Managing Member shall determine the amount of Net Distributable Cash available for distribution, if any, and shall distribute Net Distributable Cash in the following order of priority:

(i) In payment of any loans of the Company owing to the Members. If more than one Member has loaned funds to the Company, the repayment of such loans by the Company out

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of Net Distributable Cash shall be made on a *pari passu* basis (i.e. proportionally) to the Members in the proportion that the then principal and interest balance of a Member's loan bears to the then principal and interest balance of all Member loans. In the event the Company or Manager has entered into any specific terms with a Member-lender relating to the repayment of such Member's loan to the Company, such terms are included at Exhibit D hereto and shall control the provisions of this Section 5.2 until the applicable loan is repaid.

(ii) In payment to all Members in accordance with and pro rata in proportion to their respective Percentage of Membership Interest in the Company.

(B) Notwithstanding the provisions of Section 5.2(A) hereof, in the event Net Distributable Cash shall result from the dissolution or liquidation of the Company, any such Net Distributable Cash shall be distributed to the Members in the following order of priority:

(i) In payment of loans of the Company owing to the Members (and considering any terms indicated in Exhibit D). If more than one Member has loaned funds to the Company, the repayment of such loans by the Company out of Net Distributable Cash shall be made on a *pari passu* basis (i.e. proportionally) to the Members in the proportion that the then principal and interest balance of a Member's loan bears to the then principal and interest balance of all Member loans.

(ii) In payment to all Members in accordance with and pro rata in proportion to their respective Capital Account balances in the Company.

5.3 Restrictions on Distribution.

(A) No distribution may be made by the Company if after giving effect to the distribution: (i) the Company would not be able to pay its debts as they became due in the usual course of business, or (ii) the Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed if the Company were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of Members, whose preferential rights are superior to the rights of Members receiving the distribution.

(B) The Company may base a determination that a distribution is not prohibited under this Section 5.3(A) either on: (i) financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances, or (ii) a fair evaluation or other method that is reasonable in the circumstances.

(C) The effect of a distribution under this Section 5.3(A) is measured as of (i) the date the distribution is authorized if the payment occurs within one hundred twenty (120) days after the date of authorization, or (ii) the date the payment is made if it occurs more than one hundred twenty (120) days after the date of authorization.

5.4 Liability for Distribution. At the time a Member becomes entitled to a distribution

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such Member has the status of and is entitled to all remedies available to a creditor of the Company with respect to the distribution, subject to the terms hereof and all Exhibits.

5.5 **Restoration of Funds**. Except as otherwise provided by law, no Member shall be required to restore to the Company any funds properly distributed to him pursuant to this Article V; however, the Company has the right to demand repayment of distributed funds later determined to have been improperly or prematurely distributed.

5.6 **Withholding on Distributions**. The Company shall seek to qualify for and obtain exemptions from any provision of the Internal Revenue Code (the "Code") or any provision of state, local or foreign tax law that would otherwise require the Company to withhold amounts from the payment or distributions to the Members. If the Company does not obtain any such exemption, the Company is authorized to withhold from any payment or distribution to any Member and to pay to the relevant tax authority any amounts that are required to be withheld pursuant to the Code or any provision of state, local or foreign tax law. Any amount so withheld shall be treated for all purposes as a distribution to which the Member would otherwise be entitled.

ARTICLE VI

ACCOUNTING AND REPORTS

6.1 **Books of Account**. At all times during the continuance of the Company, the Managing Member shall maintain or cause to be maintained full, true, complete and accurate records and books of account in accordance with GAAP wherein shall be entered particulars of all monies, goods or effects belonging to or owing to or by the Company, or paid, received, sold or purchased in the course of the Company's business, and all of such other transactions, matters and things relating to the business of the Company as are usually entered in books of account kept by persons engaged in a business of a like kind and character. In addition, the Managing Member shall cause the Company to keep all records as required to be kept pursuant to the Act. The books and records of account shall be kept at the principal office of the Company, and the Members shall at all reasonable times have access to such books and records and the right to inspect and copy any or all the same.

6.2 **Annual Audit and Tax Matters**.

(A) The fiscal year of the Company for both accounting and income tax purposes shall be the calendar year. The books and records of the Company shall be kept on the accrual basis or such other accounting method selected by the Managing Member. The accounts of the Company shall be audited or reviewed by the Company's accountants at such time that the Managing Member may deem it necessary or desirable. Any Member shall further have the right at any time to a private audit of the books and records of the Company, provided the audit is made at the expense of the Member desiring it and is made at a reasonable time after due notice.

(B) The Managing Member may employ on behalf of the Company and at the expense of the Company such firm of certified public accountants as the Managing Member in his/her sole discretion deems appropriate to serve as the Company's accountants.

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(C)   The Managing Member shall furnish to each Member, within ninety (90) days after the end of each fiscal year, an annual report of the Company which shall include a balance as of the end of such fiscal year; a profit and loss statement of the Company for such fiscal year; a statement of the balance in the capital account of such Member; the amount of such Member's share of the Company's income, gain, losses, deductions and other relevant items for Federal income tax purposes; and copies of any other financial statements of the Company (balance sheets, statement of income, statement of Member's equity, and statement of cash flows) prepared in accordance with GAAP.

(D)   The Managing Member shall prepare or cause to be prepared all Federal, State and local income tax and information returns for the Company on a timely basis, and shall cause such tax and information returns to be filed timely with the appropriate governmental authorities. Within seventy-five (75) days after the end of each fiscal year, the Managing Member shall forward to each person who was a Member during the preceding fiscal year a true copy of the Company's information return filed with the Internal Revenue Service for the preceding fiscal year. The Managing Member shall not be liable to any Member if any taxing authority disallows or adjusts any deductions or credits in the Company's income tax or information returns.

(E)   All elections required or permitted to be made by the Company under the Code and any other applicable tax laws, and the designation of a tax matters partner pursuant to Section 6231(a)(7) of the Code for all purposes permitted or required by the Code, shall be made by the Managing Member. The tax matters partner shall take such action as may be necessary to cause each other Member to become a noticed Member within the meaning of Section 6223 of the Code. The tax matters partner may not take any action contemplated by Sections 6222 through 6232 of the Code without the consent of the Managing Member.

(F)   The cost of preparing all of the aforesaid records, books, returns and other items of the Company shall be borne by the Company.

6.3   Right to Inspect and Audit.

(A)   All books of account, tax and information returns, and financial records of the Company, together with executed copies of this Agreement, shall at all times be maintained at the principal place of business of the Company, and shall be open to the inspection and examination of the Member or their duly authorized representatives during regular business hours upon seven (7) business days' notice to the other Members. Each Member, or a duly authorized representative of such Member, may make copies of the Company's books of account and records at the expense of such Member. Any Member, at their expense, may conduct an audit of the Company's books of account and financial records.

(B)   The Managing Member shall furnish to each Member, promptly upon request, a current list of the names and addresses of each and every Managing Member and other Members of the Company, and any other persons or entities having any financial interest in the Company.

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6.4   **Dispute Resolution**. In the event of a disagreement regarding any financial records or any matter related thereto (e.g., any financial statements delivered pursuant to Section 6.3), upon written notice, the parties shall in good faith attempt to resolve such disagreement within fifteen (15) calendar days of the date of such notice. If the parties cannot agree within such fifteen (15) day period, such parties shall each submit their positions, together with the basis for such positions, to any mutually acceptable third party (or, if such parties cannot so agree, a "Big 4" accounting firm that has not represented any of the parties to such disagreement within the prior two (2) year period) (the "Dispute Resolution Firm"). Such third party shall have thirty (30) calendar days to resolve such disagreement, choosing either the Managing Member's or the Non-Managing Member's basis for each position. The Managing Member shall then revise the financial statements prepared, if necessary, to reflect the resolution of each disagreement. The Managing Member shall ensure that all such future financial statements are prepared on a basis consistent with the resolution of any prior disagreements. The Managing Member and Non-Managing Member shall utilize the same mutually acceptable third party for all future disagreements under this Section 6.4 until and unless such third-party declines to participate in any dispute resolution, in which case the Managing Member and the Non-Managing Member shall, in the event of a subsequent disagreement, select another such third party to resolve any differences. The Managing Member shall pay fifty percent (50%) of any third party's costs and expenses associated with any disagreement resolved under this Section 6.4; the Non-Managing Member party to such dispute shall pay the remaining fifty percent (50%) of such costs and expenses.

6.5   **Company Funds**. The Managing Member shall have total fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in his/her direct or indirect possession or control. All funds of the Company shall be deposited in the Company's name in one or more bank accounts maintained in such banking institutions as the Managing Member shall determine. The funds of the Company shall not be commingled with the funds of any other Person, and no Member shall employ such funds in any manner except for the benefit of the Company. Withdrawals from any such bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Managing Member from time to time may designate.

ARTICLE VII

MEETINGS OF MEMBERS

7.1   **Annual Meeting**.

(A)   The annual meeting of the Members shall be called and held at the Managing Member's discretion on the first Tuesday in the month of January, at 10:00 A.M., at the principal office of the Company, for the purpose of transacting such business as may come before the meeting and if the Managing Member determines that such a meeting is necessary. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. The failure to call or hold an annual meeting shall not be considered a breach of this Agreement.

(B)   The Members may by resolution prescribe the time and place for the holding of regular meetings and may provide that the adoption of such resolution shall constitute notice of such

regular meetings.

7.2   Special Meeting. Special meetings of the Members, for any purpose or purposes, may be called by a Managing Member or by any two Members (or such other number of Members as the Members from time to time may specify).

7.3   Notice of Meeting. Written or telephonic notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than fifteen (15) days before the date of the meeting, either personally or by mail, by or at the direction of a Managing Member, to each Member of record entitled to vote at such meeting. When all the Members of the Company are present at any meeting, or if those not present sign a written waiver of notice of such meeting, or subsequently ratify all the proceedings thereof, the transactions of such meeting shall be valid as if a meeting had been formally called and notice had been given.

7.4   Attendance at Meeting.

(A)   At any meeting of the Members, the presence of Members holding a majority of the Members' Percentage of Membership Interest, as determined from the books of the Company, represented in person or by proxy, shall constitute a quorum for the conduct of the general business of the Company. However, if any particular action by the Company shall require the vote or consent of some other number or percentage of Members pursuant to this Agreement, a quorum for the purpose of taking such action shall require such other number or percentage of Members. If a quorum is not present, the meeting may be adjourned from time to time without further notice, and if a quorum is present at the adjourned meeting any business may be transacted which might have been transacted at the meeting as originally notified. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum.

(B)   At all meetings of the Members, a Member may vote by proxy executed in writing by the Member or by a duly authorized attorney-in-fact of the Member. Such proxy shall be filed with the Managing Member of the Limited Liability Company before or at the time of the meeting. No proxy shall be valid after three months from the date of execution, unless otherwise provided in the proxy.

(C)   If at any time a Member is a corporation, partnership or limited liability company, the interest of such Member may be voted by such officer, partner, agent or proxy of such Member as the bylaws, or other organization documents of such entity may duly authorize.

(D)   Members of the Company may participate in any meeting of the Members by means of conference telephone or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matters to be voted upon. Participation in a meeting pursuant to this paragraph shall constitute presence in person at such meeting.

7.5   Record of Meeting. The Managing Member or his/her designee shall preside at meetings of the Members. A record of the meetings shall be maintained by a secretary of the

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meetings designated by the Managing Member. The Members may adopt their own rules of procedure, which shall not be inconsistent with this Agreement.

7.6 Meeting Actions.

(A)   A Member of the Company who is present at a meeting of the Members at which action on any matter is taken shall be presumed to have assented to the action taken, unless the dissent of such Member shall be entered in the minutes of the meeting or unless such Member shall file a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by certified mail to the Company within fifteen days after the adjournment of meeting. Such right to dissent shall not apply to a Member who voted in favor of such action.

(B)   Unless otherwise provided by law, any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Members entitled to vote with respect to the subject thereof.

ARTICLE VIII

ASSIGNMENT OF INTERESTS

8.1 Restrictions on Transfers by Members.

(A)   Except as otherwise provided in this Agreement, a Member may not transfer, assign, pledge, hypothecate, or otherwise dispose of all or any part of his/her Membership Interest, including without limitation the capital, profits or distributions of the Company, without the prior written consent of Members holding at least a majority of the outstanding membership interests in the Company.

(B)   No assignment, transfer, sale, exchange or other disposition of the Membership Interest of any Member may be made if such assignment or disposition, alone or when combined with other transactions, would, in the opinion of the Members (i) result in the termination of the Company within the meaning of Section 708 of the Internal Revenue Code or under any other relevant section of the Code or any successor statute; cause the Company to be treated as an association taxable as a corporation (rather than a limited liability company) for federal income tax purposes; (ii) violate the provisions of any federal or state securities laws; or (iii) violate the terms of (or result in a default or acceleration under) any law, rule, regulation, agreement or commitment binding on the Company. No assignment or other disposition of any Membership Interest of any Member may be made without an opinion of counsel satisfactory to the Managing Member that such assignment or disposition is subject to an effective registration under, or exempt from the registration requirements of, the applicable State and Federal securities laws. No interest in the Company may be assigned or given to any person below the age of 21 years or to a person who has been adjudged to be insane or incompetent.

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(C) Notwithstanding the foregoing restrictions, a Member may assign all or any part of his/her Membership Interest to any of the following (collectively the "permitted assignees"): (i) Any inter vivos trust established for estate planning purposes for the sole benefit of such Partner, one or more members of such Partner's family that are related to such Partner by blood (which members shall include, without limitation, the spouse/domestic partner, adopted children, and step-children of such owner) and/or any other lineal descendants of such Partner and in which such Partner is a trustee thereof; (ii) In the event of the death or adjudicated incompetence of such Partner, such Partner's legal representatives, estate, heirs, or a testamentary trust established for the sole benefit of one or more of the members of such Partner family described in Section 16(c)(i) above and/or any other lineal descendants of such owner; or (iii) any person, corporation, partnership or other entity as to which the Company has given consent to the assignment of the Membership Interest by Majority Approval of the membership.

(D) An assignment to a permitted assignee under this Section 8.1 shall only entitle the permitted assignee to an Economic Interest in the Company and shall not be admitted as a Substituted Member unless all of the requirements of Section 8.4 hereof have been satisfied.

(E) Upon an approved Transfer, Exhibit "A" hereto shall be amended accordingly. An assignment, pledge, hypothecation, transfer or other disposition of all or any part of the Membership Interest of a Member or other person holding any Membership interest in the Company in violation of this Agreement shall be null and void for all purposes.

8.2   Transfers in Writing.

(A) No assignment, transfer or other disposition of all or any part of the Membership Interest of any Member permitted under this Agreement shall be binding upon the Company unless and until a duly executed and acknowledged counterpart of such assignment or instrument of transfer, in form and substance satisfactory to the Managing Member, has been delivered to the Company.

(B) Anything herein contained to the contrary, the Managing Member and the Company shall be entitled to treat the record holder of the Membership Interest of a Member as the absolute owner thereof, and shall incur no liability by reason of distributions made in good faith to such record holder, unless and until there has been delivered to the Managing Member the assignment or other instrument of transfer and such other evidence as may be reasonably required by the Managing Member to establish to the satisfaction of the Managing Member that an interest has been assigned or transferred in accordance with this Agreement.

8.3   Substituted Member.

(A) An assignee or successor to all or any portion of a Membership Interest of a Member shall become a Substituted Member in place of his/her assignor only upon satisfaction of the following conditions:

(i)   Except as otherwise provided in Section 8.3(D) below, all of the non-assigning Members consent to the admission of the assignee as a Substituted Member;

(ii)   The assignor and assignee file a Notice or other evidence of transfer and such other information reasonably required by each of the Members, including, without limitation, names, social security numbers or employer identification numbers, addresses and telephone numbers of the assignor and assignee;

(iii)   The assignee agrees to be bound by the terms and conditions of the Certificate and this Agreement and executes such other documents as may be reasonably requested by the Members including without limitation, all documents necessary to comply with applicable tax and/or securities rules and regulations; and

(iv)   The assignor or assignee pays all costs and fees incurred or charged by the Company to affect the transfer and substitution, including without limitation counsel fees in connection with any opinion the Members may determine to be prudent to obtain in connection with such transfer and substitution.

(B)   If an assignee of a Member does not become a Substituted Member pursuant to this Section 8.4 the assignee shall not have any rights to require any information on account of the Company's business, to inspect the Company's books, to participate in the management or operation of the Company, or to vote or otherwise take part in the affairs of the Company.

(C)   Unless named in this Agreement, or unless admitted to the Company as above provided in this Article VIII, no Person shall be considered a Member, and the Company, each Member, and any other Persons having business with the Company need deal only with Members so named or so admitted and shall not be required to deal with any other Person by reason of an assignment by a Member or by reason of the death of a Member, except as otherwise provided in this Agreement. In the absence of substitution of a Member for an assigning or deceased Member, any payment to a Member or to the successors, assigns, executors, administrators or personal representatives of a Member shall acquit the Company of all liability to any other Persons who may be interested in such payment by reason of an assignment by such Member, by reason of the dissolution or death of such Member, or otherwise.

(D)   Notwithstanding anything to the contrary in this Agreement, (i) the assignees of a Member as a result of such Member's death or total disability shall automatically become Substituted Members of the Company; and (ii) a Member of the Company and/or all assignees falling within the definition of his/her Family who are admitted as a Substituted Member under this Section 8.4 shall, in the aggregate, be entitled to only one (1) vote on all Company matters.

8.5   Rights of Assignee of Economic Interest.

(A)   An assignee of an Economic Interest shall be entitled to receive, to the extent assigned, only distributions to which the assignor otherwise would be entitled while such assignment remains in effect. Such assignee, however, will be responsible for all obligations, including, without limitation, the obligation to make additional Capital Contributions upon a call pursuant to Section 4.4 herein. An assignee of an Economic Interest shall not be entitled to participate in the management or affairs of the Company or to be admitted as a Member or exercise any rights of a

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Member unless admitted as a Substitute Member pursuant to Section 8.4 hereof.

(B) Except as otherwise expressly provided in this Article VIII or by applicable law, no assignment of an Economic Interest shall be effective for any purpose nor shall the Company be obligated in any manner to an assignee of an interest until the Company has received notice of such assignment.

(C) Whether or not admitted as a Substitute Member, each assignee of an Economic Interest shall be fully bound by all limitations set forth in this Article VIII with respect to any further assignment.

8.6 **Resignation of Member**. A Member may resign upon not less than six (6) months prior written notice to each Member at his/her address on the books of the Company. Except as otherwise provided in this Article VIII, upon resignation, any resigning Member is entitled to receive any distribution to which he is entitled under this Agreement as of the date of resignation.

8.7 **Tag-Along Rights**. If the owners constituting at least a Majority of the Shares propose to transfer their Shares, and the Majority Share Members do not exercise Drag-Along Rights (defined below) in accordance with Section 8.8 (a "**Tag-Along Sale**"), the remaining Members will have the option to exercise a right to demand the sale of their Shares of the Membership Interest at the same price and on the same terms as the Shares of the Majority Share Member proposed to be sold. If less than a majority of the membership interest is being sold, then the remaining Members shall not have any Tag-Along rights.

8.8 **Drag-Along Rights**. If Members constituting at least a majority of the outstanding Shares propose to transfer all of the Member's Shares in Company beneficially owned by them (a "**Drag-Along Sale**"), the remaining Members shall, at the Majority Share Member's option and in the Majority Share Member's sole discretion, be required to sell the remaining Member's portion of Membership Interest in the Company to such Third Party for the same consideration and otherwise on the same terms and conditions on which the Majority Share Member sell their Shares of the Company in such Drag-Along Sale.

ARTICLE IX

ADMISSION OF NEW MEMBERS

9.1 **New Members**.

(A) The Members may admit new Members (or transferees of any interests of existing Members) into the Company by the majority vote or consent of the Managing Member.

(B) As a condition to the admission of a new Member, such Member shall execute and acknowledge such instruments, in form and substance satisfactory to the Managing Member, as the Managing Member may deem necessary or desirable to effectuate such admission and to confirm the agreement of such Member to be bound by all of the terms, covenants and conditions of this Agreement, as the same may have been amended. Such new Member shall pay all

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reasonable expenses in connection with such admission, including without limitation reasonable attorneys' fees and the cost of the preparation, filing or publication of any amendment to this Agreement or the Articles of Organization, which the Managing Member may deem necessary or desirable in connection with such admission.

(C)   No new Member shall be entitled to any retroactive allocation of income, losses, or expense deductions of the Company. The Managing Member may make pro rata allocations of income, losses or expense deductions to a new Member for that portion of the tax year in which the Member was admitted in accordance with Section 706(d) or the Internal Revenue Code and regulations thereunder.

(D)   In no event shall a new Member be admitted to the Company if such admission would be in violation of applicable Federal or State securities laws or would adversely affect the treatment of the Company as a partnership for income tax purposes.

9.2   **Bankruptcy.** An "event of bankruptcy or insolvency" with respect to a Member shall occur if such Member: applies for or consents to the appointment of a receiver, trustee or liquidator of all or a substantial part of his/her assets; or makes a general assignment for the benefit of creditors; or is adjudicated a bankrupt or an insolvent; or files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors or to take advantage of any bankruptcy, insolvency, readjustment of debt or similar law or statute, or an answer admitting the material allegations of a petition filed against him in any bankruptcy, insolvency, readjustment of debt or similar proceedings; or takes any action for the purpose of effecting any of the foregoing; or an order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall continue unstayed and in effect for thirty days.

9.3   **Anti-Dilution and Dilution by Managing Member.** Member Saritta Hines' Membership Interest shall have 51% of her Membership Interest categorized as non-dilutable and shall not fall below 51% without the express written consent of Member Saritta Hines. All remaining members shall have dilutable Membership Interest subject to any introduction of a new member to Company or an event deemed necessary by the Managing Member. Any Membership Interest of Saritta Hines in excess of fifty-one percent (51%) may be diluted along with the remaining Members of the Company as determined by the Managing Member.

ARTICLE X

OPTIONAL BUY-OUT UPON DISPUTE

10.1   **Optional Buy-Out.**

(A)   Notwithstanding anything to the contrary set forth in this Agreement, in the event that a dispute shall arise over any matter requiring the Majority Approval of the Members pursuant to Section 3.1 hereof and the Members are unable to achieve the required majority to resolve such dispute within thirty (30) days after written notice from any Member that such dispute exists, then

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any Member ("Tendering Member") may, at his/her option, cause a sale of his/her Membership Interest in accordance with, and subject to, the following terms and conditions:

(i)   The Tendering Member shall submit a written proposal ("Buy-Sell Offer") to the other Member ("Non-Tendering Member") for a sale of the Tendering Member's Membership Interest based on the Tendering Member's reasonable estimate of the value of one hundred percent (100%) of the Company Assets, as set forth in the Buy-Sell Offer (the "Buy-Sell Value"). The Non-Tendering Member shall have the right to elect, by written notice to the Tendering Member given no later than thirty (30) days following the receipt of such Buy-Sell Offer, to either (a) purchase the Membership Interest of the Tendering Member for a price equal to an amount determined by multiplying the Tendering Member's Percentage of Membership Interest in the Company times the Buy-Sell Value, or (b) sell his/her Membership Interest to the Tendering Member for a price equal to an amount determined by multiplying the Non-Tendering Member's Percentage of Membership Interest in the Company times the Buy-Sell Value.

(ii)   If a sale of a Membership Interest by a Member pursuant to the foregoing sentence does not occur on or before the date which is one hundred eighty (180) days after the date of the Buy-Sell Offer, then, absent, willful and intentional efforts to hinder, delay or impede such sale, the rights and obligations of the Members with respect to the Buy-Sell Offer shall expire and any such subsequent sale of Membership Interest by the Members under this Article X shall require the submission of a new Buy-Sell Offer and be subject to the procedures set forth in this Article X. If the Non-Tendering Member fails to notify the Tendering Member of his/her election under this Article X within a thirty (30) day period required herein, then the Non-Tendering Member shall be conclusively deemed to have elected to sell his/her Membership Interest to the Tendering Member pursuant to the foregoing Section 10.1(A)(i)(b).

10.2   Buy-Out Settlement.

(A)   Settlement shall be held either (i) within ninety (90) days following the receipt of the Non-Tendering Member's notice to either purchase or sell as set forth in Section 10.1(A)(i)(a) and (b), respectively, by the Tendering Member, or (ii) within sixty (60) days following the expiration of the thirty (30) day period commencing on the date the Non-Tendering Member received the Tendering Member's notice of sale, as the case may be. Unless otherwise mutually agreed by the Members, the payment of the Purchase Price shall be as set forth in Section 10.3(B).

(B)   At settlement, the purchasing Member shall pay at least forty percent (40%) of the Purchase Price in cash. The remaining balance of the Purchase Price to be paid, if any, shall be represented by a promissory note of the purchasing Member (the "Note") made payable to the withdrawing Member. The following provisions shall be applicable to the Note:

(i)   The principal balance of the Note shall bear interest at annual rate equal to the greater of ten percent (10%) or the then "applicable federal rate" for short-term instruments as announced by the Internal Revenue Service for the month preceding the month in which settlement is to occur.

(ii)   Commencing one month after settlement, the Note shall provide for the

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payment of equal, consecutive monthly installments of principal and interest for a period thirty-six (36) months under a self-amortizing schedule. At the end of such thirty-six (36) month period, the remaining principal balance of the Note, if any, together with all accrued interest thereon, shall immediately become due and payable.

(iii) The Note shall be a recourse obligation and, in addition, shall be secured by the portion of the Membership Interest acquired by the purchasing Member. The purchasing Member shall execute a security agreement, financing statement and all other documents reasonably requested by the withdrawing Member to perfect the withdrawing Member's security interest under applicable law.

(iv) The Note shall contain a provision allowing the maker thereof to prepay all, but not less than all, of the Note at any time without penalty.

10.3 Additional Buy-Out Terms. Unless waived by the withdrawing Member, the following provisions shall also apply:

(A) All loans between the Company and the withdrawing Member or any Affiliate thereof, together with all accrued interest thereon, must be repaid at settlement.

(B) Each loan owed by the purchasing Member to the withdrawing Member as a result of the investment in this Company, together with all accrued interest thereon, must be repaid at settlement, and each loan owed by the withdrawing Member to the purchasing Member as a result of the investment in this Company, together with all accrued interest thereon, shall be repaid at settlement.

(C) The withdrawing Member shall be entitled to his/her proportionate share of the profits, losses and Net Distributable Cash of the Company from the beginning of the Company accounting year in which the buy-out option is exercised to the date of settlement.

10.4 Further Assurances. In the event of a buy-out under this Article X, the purchasing Member shall prepare or cause to be prepared and file all necessary amendments to this Agreement to reflect the buy-out. Each Member hereby appoints the other Member as his/her attorney-in-fact, in such Member's name and behalf, to execute and deliver any such amendment to this Agreement. The foregoing power of attorney is irrevocable and, as such, is final and binding on all of such Members. Notwithstanding the foregoing, each Member further agrees to execute and deliver any such amendment of this Agreement upon request and to execute and deliver such further assurances as may be requisite to the transfer of a Membership Interest pursuant to a buy-out under this Article X.

ARTICLE XI

DISSOLUTION AND LIQUIDATION

11.1 Dissolution. The Company shall be dissolved upon the occurrence of any of the following:

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(i) The election by the Members to dissolve the Company made by Majority Approval;

(ii) The occurrence of any other event that makes it unlawful or impossible to carry on the business of the Partnership;

(iii) Any other event which pursuant to this Agreement, as the same may hereafter be amended, shall cause a termination of the Company.

Notwithstanding the foregoing, the death of, or other withdrawal by, a Member shall not dissolve the Company.

11.2 **Winding up Affairs and Distribution of Assets**.

(A) The liquidation of the Company shall be conducted and supervised by a Managing Member or if there be none then by a person designated for such purposes by Majority Approval (the "Liquidating Agent"). The Liquidating Agent hereby is authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Company in accordance with this Agreement.

(B) Promptly after the termination of the Company, the Liquidating Agent shall cause to be prepared and furnished to the Members a statement setting forth the assets and liabilities of the Company as of the date of termination. The Liquidating Agent, to the extent practicable, shall liquidate the assets of the Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

(C) The proceeds of sale and all other assets of the Company shall be applied and distributed in the following order of priority:

(i) The payment of the expenses of liquidation and the debts and liabilities of the Company, other than debts and liabilities to Members;

(ii) The payment of debts and liabilities to Members;

(iii) The setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company, which reserves shall be paid over to an attorney-at-law admitted to practice in the State of California as escrow, to be held for a period of two years for the purpose of payment of the aforesaid liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as hereinafter provided;

(iv) The Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in his/her capital account, in accordance with the rules and requirements of Treasury Reg. Section 1.704-1(b)(2)(ii)(b); and

(v) The Members in proportion to the Members' Percentage of Membership

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Interest.

(D) In connection with the liquidation of the Company, the Members severally, jointly, or in any combination upon which they may agree, shall have the first opportunity to make bids or tenders for all or any portion of the assets of the Company, and such assets shall not be sold to an outsider except only for a price higher than the highest and best bid of a single Member, the Members jointly, or a combination of the Members. Any bid made by a Member or Members of all or any portion of the assets shall be made, if at all, within thirty (30) days after the Liquidating Agent or any other Member shall have requested such bids. A copy of each bid shall be delivered by the Liquidating Agent to each Member. Unless otherwise agreed by all Members, no Member shall be entitled to raise its bid after submission thereof, whether in response to a bid received by the Company from any other Member or third party, or otherwise.

(E) If the Liquidating Agent shall determine that it is not practicable to liquidate all of the assets of the Company, the Liquidating Agent may retain assets having a fair market value equal to the amount by which the net proceeds of liquidated assets are insufficient to satisfy the debts and liabilities referred to above. If, in the absolute judgment of the Liquidating Agent, it is not feasible to distribute to each Member his/her proportionate share of each asset, the Liquidating Agent may allocate and distribute specific assets to one or more Member in such manner as the Liquidating Agent shall determine to be fair and equitable, taking into consideration the basis for tax purposes of each asset.

(F) Upon compliance with the distribution plan, the Members shall cease to be such, and the Managing Member shall execute, acknowledge and cause to be filed such certificates and other instruments as may be necessary or appropriate to evidence the dissolution and termination of the Company.

(G) The liquidation shall be complete within the period required by Treasury Reg. Section 1.704-1(b)(2)(ii)(b).

ARTICLE XII

REPRESENTATIONS OF MEMBERS

12.1 **<u>Representations</u>**. Each of the Members represents, warrants and agrees that the Member is acquiring the interest in the Company for the Member's own account as an investment and not with a view to the sale or distribution thereof; the Member, if an individual, is over the age of 21, or if the Member is an organization, such organization is duly organized, validly existing and in good standing under the laws of its State of organization and that it has full power and authority to execute and perform its obligations under this Agreement; and the Member shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, the Rules and Regulations of the Securities and Exchange Commission, or any applicable laws, rules or regulations of any State or other governmental authorities, as the same may be amended.

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ARTICLE XIII

NOTICES

13.1 <u>Notices</u>. All Notices, demands, requests, consents, approvals, reports, designations, waivers, elections or other communications (collectively, "Notices") authorized or required to be given pursuant to this Agreement shall be in writing and shall be deemed to have been properly given if sent by Federal Express courier; by registered or certified mail, return receipt requested with postage prepaid; by facsimile; or by electronic mail, addressed as follows:

        (i)   If to the Company, to the Company c/o the Managing Member at the Company address first above written or to such other address or addresses as may be designated by the Company or the Managing Member;

        (ii)   If to the Managing Member, to the Managing Member at their addresses as listed in Exhibit A attached hereto or to such other address or addresses as may be designated by the Managing Member; and

        (iii)   If to any Member, to the address of said Member at his/her address as listed in Exhibit A attached hereto or to such other address or addresses as may be designated by said Member.

13.2 <u>When Notice Delivered</u>. All Notices shall be deemed given when delivered or, if mailed as provided in this Section on the third (3rd) day after the day of mailing, and if sent by overnight delivery service, facsimile or electronic mail, twenty-four (24) hours after the time of dispatch. Notwithstanding the requirement as to the use of registered or certified mail, any routine reports required by this Agreement to be submitted to Members at specified times may be sent by first-class mail or electronic mail.

13.3 <u>Member Address and Contact Information</u>. Each Member shall keep the Company and the other Members informed of such Member's current address, telephone number and electronic mail address. Any Member may change his/her address for the receipt of Notices at any time by giving Notice thereof to all of the other Members, in which event <u>Exhibit "A"</u> hereto shall be amended accordingly.

ARTICLE XIV

MISCELLANEOUS

14.1 <u>Certificate of Formation Requirements</u>. From time to time the Members shall sign and acknowledge all such writings as are required to amend the Certificate of Formation or for the carrying out of the terms of this Agreement or, upon dissolution of the Company, to cancel such Certificate of Formation.

14.2 <u>Amendment or Modification</u>. This Agreement may not be altered, amended, changed, supplemented, waived or modified in any respect or particular unless the same shall be

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in writing and agreed to by Majority Approval of the Membership Interest. No amendment may be made to <u>Articles IV, V, VIII, and XI</u> hereof, insofar as said Articles apply to the financial interests of the Members, except by the unanimous vote or consent of all affected Members. No amendment of any provision of this Agreement relating to the voting requirements of the Members on any specific subject shall be made without the affirmative vote or consent of at least the number or percentage of Members required to vote on such subject.

14.3 **Title to Property**. All property owned by the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership of such property. The Company may hold any of its assets in its own name or, in the name of its nominee as designated by the Managing Member, which nominee may be one or more individuals, corporations, companies, trust or other entities.

14.4 **Applicable Law**. It is the intent of the parties hereto that all questions with respect to the construction of this Agreement and the rights and liabilities of the parties hereto shall be governed by and determined in accordance with the laws of the State of Delaware in such cases made and provided, without giving effect to the choice of law rules thereof.

14.5 **Arbitration**. Any dispute or claim arising out of or in connection with any provision of this Agreement will be finally settled by binding arbitration in Los Angeles, California by a single arbitrator. The arbitrator shall apply Delaware law, without reference to rules of conflicts of law or rules of statutory arbitration, to the resolution of any dispute. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the Members and/or Company may apply to any court of competent jurisdiction for preliminary or interim equitable relief, or to compel arbitration in accordance with this paragraph, without breach of this arbitration provision.

14.6 **Attorney's Fees**. In the event of litigation or alternative dispute resolution between the Members or between a Member and the Company arising out of or related to the performance or non-performance of any obligation under this Agreement, the prevailing Member (or Company if such is the case) shall be entitled to an award of attorney's fees, disbursements, and costs (including all investigatory, pretrial, trial, and appellate levels).

14.7 **Binding Agreement**. Subject to the restrictions and limitations on transferability set forth herein, this Agreement shall be binding upon and inure to the benefit of the undersigned Members and their respective heirs, executors, legal and personal representatives, administrators, successors, and assigns of such party or Member.

14.8 **Entire Agreement**. This Agreement (and all Exhibits hereto) sets forth the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior written or oral agreements among them respecting the within subject matter, unless otherwise provided herein. There are no representations, agreements, arrangements or understandings, oral or written, among the Members hereto relating to the subject matter of this Agreement which are not fully expressed herein and in said Exhibits. It is the intention of the Members that this Agreement shall be the sole source of agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of Federal income tax rules

or is expressly prohibited or ineffective under the Delaware Limited Liability Company Act, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Delaware Limited Liability Company Act, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Delaware Limited Liability Company Act. If the Delaware Limited Liability Company Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

14.9 **Severability**. Every provision of this Agreement is intended to be severable. If any provision of this Agreement shall be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect or impair the other provisions of this Agreement, which shall remain in full force and effect.

14.10 **Counterparts**. This Agreement, and any amendments hereto, may be executed in several counterparts all of which taken together shall constitute one agreement and be treated as originals for all purposes, binding on all parties hereto, notwithstanding that all the parties are not signatory to the original or the same counterpart. Any such counterpart shall be admissible into evidence as an original hereof against the Person who executed it.

14.11 **Exhibits**. All exhibits and schedules referred to herein and attached hereto are incorporated by reference into this Agreement.

14.12 **Waivers**. No consent or waiver, express or implied, by any Member of any breach of any of the terms of this Agreement shall be effective unless such consent or waiver is in writing and signed by the Member against whom such consent or waiver is claimed. No consent or waiver of any breach shall be deemed to be a consent or waiver of any other or subsequent breach. Except as otherwise provided in Section 3.1(C) hereof, the failure on the part of any Member to object to or complain of any act or failure to act of any of the other Members or to declare any of the other Members in default, irrespective of how long such failure continues, shall not constitute a waiver by such Member of its rights hereunder.

14.13 **Minority Members**. In order to avoid obstruction by a minority Member refusing to execute any document or instrument necessary to effectuate a decision or vote made or taken in accordance with the provisions of this Agreement, and in order to avoid the loss of any transaction due to any possible litigation, prolongation or delay, and to protect all other Members against any recalcitrant and unfair acts and delays of a minority Member, a minority Member hereby appoints the other Members as attorney-in-fact for such minority Member, to execute any and all instruments and documents which may be necessary to effectuate such decision or vote. All Members, by their execution hereof as Members of the Company, hereby agree that this power of attorney is irrevocable and binding and coupled with an interest in the non-minority Members and, as such, is final, binding and conclusive upon all Members. (All Members understand that the determination of who will be a "minority Member" at any time or times is not capable of being made at this time, but nonetheless agree on the irrevocability and binding effect of this power of attorney on all of them at any future time or times).

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14.14 Waiver of Partition. Unless otherwise specifically provided in this Agreement, each Member hereby waives its right to bring an action for partition of any of the property owned by the Company.

14.15 Limitation on Rights of Others. No Person other than a Member shall have any legal or equitable right, remedy or claim under or in respect of this Agreement, except to the extent of an assignment expressly permitted hereunder.

14.16 Further Assurances. Each Member shall execute such deeds, assignments, endorsements, evidences of Transfer and other instruments and documents and shall give such further assurances as shall be necessary to perform its obligations hereunder.

14.17 Time Periods. Any time period hereunder which expires on, or any date hereunder which occurs on, a Saturday, Sunday or legal United States holiday, shall be deemed to be postponed to the next business day. The first day of any time period hereunder which runs "from" or "after" a given day shall be deemed to occur on the day subsequent to that given day.

14.18 Titles and Captions. All section titles or captions in this Agreement are for convenience only and are not to be deemed a part of the context of this Agreement.

14.19 Number and Gender. As used in this Agreement and the Exhibits attached hereto, all pronouns and any variation thereof shall be deemed to be the masculine, feminine, neuter, singular or plural, as the identity of the Person or Persons may require. References to a Person or Persons shall also include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities. The Managing Member and the Members collectively are referred to herein as the Members. Any one of the Members is referred to herein as a Member. References to the Internal Revenue Code shall mean the Internal Revenue Code of 1986, as amended, and any successor or superseding Federal revenue statute.

14.20 Authorized Persons. The Managing Member is hereby designated as an authorized person to sign the Company's Certificate of Formation and any other documents that are appropriate and necessary to effectuate the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

MANAGING MEMBER:

Saritta Hines [signature] — 2/24/2018
Saritta Hines — Date

MEMBER:

[signature] — 2/24/2018
Blair White — Date

28

Initials: SH Initials: BW

EXHIBIT A
MEMBER INFORMATION

The Name, Capital Contribution, and the number of Units of each of the Members are as follows:

Member	Capital Contribution	Membership Interest
Saritta Hines	$16,228.34 Cash and non-cash consideration	60%
Blair White	$2,391.28 Cash and non-cash consideration	40%

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

MANAGING MEMBER:

[signature]
Saritta Hines

2/24/2018
Date

MEMBER:

[signature]
Blair White

2/24/2018
Date

 Initials: SH Initials: [initials]

EXHIBIT B

ALLOCATION OF PROFITS AND LOSSES

The provisions of this Exhibit "B" form a part of and are incorporated into the Agreement to which it is attached as if these provisions were set forth in full in the Agreement. Initial capitalized terms set forth in this Exhibit "B" and not otherwise defined in the Agreement shall have the meaning specified for such terms in Section 1 of this Exhibit "B".

1.   Certain Definitions

For purposes of Exhibit "B", the following terms shall have the meanings ascribed to them in this Exhibit "B":

(A)   "*Capital Account*" shall mean the account established, determined and maintained for such Member in accordance with Section 704(b) of the Internal Revenue Code (the "Code") and Treasury Regulation (the "Regulation") Section 1.704-1(b)(2)(iv).

2.   Capital Accounts

The Company shall establish and maintain a separate Capital Account for each Member in accordance with Code Section 704 and Regulation Section 1.704-1 and capital accounting rules and principles as well as generally accepted accounting principles.

3.   Allocations of Profits and Losses

(A)   The income, profits, gains, losses, deductions and credits of the Company shall be determined in accordance with the capital accounting rules and principles established by Code Sections 702 and 704 and the regulations thereunder and, to the extent not inconsistent therewith, in accordance with generally accepted accounting principles, and shall be allocated as follows and in the following order of priority:

(i)   All items of income, gain and credit of the Company from current operations shall be allocated to the Members, pro rata in accordance with their respective Percentage of Membership Interest.

(ii)   All items of loss and deduction from current operations shall be allocated to the Members, pro rata in accordance with their respective Percentage of Membership Interest.

(iii)   Items of income and gain of the Company arising from or attributable to the sale of all or substantially all of the Company Assets or other event giving rise to a distribution under Section 5.2(B) of the Agreement shall be allocated:

(a)   First, to the Members with negative Capital Account balances, pro rata in accordance with such negative Capital Accounts, until the Capital Account balances of all Members have been brought to zero; provided that no income or gain shall be allocated to any

Initials: _____   Initials: _____

Member under this Section 3(A)(3)(a) once his/her Capital Account balance has reached zero;

(b) Next, to those Members having disproportionately low Capital Accounts, gain shall be allocated until all Members' Capital Accounts first stand in the same relative proportions as their Percentage of Membership Interest; and

(c) The balance, if any, to the Members pro rata in accordance with their respective Percentage of Membership Interest.

(iv) Items of loss and deduction arising from or attributable to the sale of all or any part of the Company Assets shall be allocated:

(a) First, to the Members with positive Capital Account balances, pro rata in accordance with such positive Capital Accounts, until the Capital Account balances of all Members have been brought to zero; provided that no losses shall be allocated to a Member under this Section 3(A)(4)(a) once his/her positive Capital Account has been brought to zero; and

(b) The balance, if any, to the Members, pro rata in accordance with their respective Percentage of Membership Interest.

(B) Income, profits, gains, losses, deductions and credits allocated to a Membership Interest assigned or reissued during a Fiscal Year shall be allocated to the Person who was the holder of such Membership Interest during such Fiscal Year in proportion to the number of days that each such holder was recognized as the owner of such Membership Interest during such Fiscal Year or in any other proportion permitted by the Code and in accordance with this Agreement, without regard to the results of Company operations during the period in which each such holder was recognized as the owner of such Membership Interest during such Fiscal Year, and without regard to the date, amount or recipient of any distributions which may have been made with respect to such Membership Interest.

 Initials: SA Initials: [signature]

FIRST AMENDMENT AND ADDENDUM TO

THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF

TRUSTABIT

Today May 14, 2018, I (Saritta Hines) (CEO), hereby resolve and confirm that this FIRST AMENDMENT AND ADDENDUM TO THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF TrustaBit, effective (Amendment 1) ("Amendment"), amends and adds to the Delaware limited liability company's operating agreement, initially entered into on (February 24,2018) and including any and all amendments and additions thereto executed prior to this Amendment (collectively the "Operating Agreement").

1. Amendment and Additions. The changes and additional terms to the Operating Agreement are as follows:

    a. Exhibit A Member Information:

Member	Capital Contribution	Membership Units
Saritta Hines	$16,228.34	4,140,000
Blair White	$2,391.28	2,760,000

IN WITNESS WHEREOF, the undersigned, being a authorized person, has executed this Certificate of Amendment as of May 14, 2018

Authorized Person: